SEC Mail Processing Section

AUG 27 2009

Washington, DC 121

UNITED S
SECURITIES AND EXC
Washington, D.C. 20549

09041884

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MA 8/28

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 30534

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING JULY 1, 2008 (MM/DD/YY) AND ENDING JUNE 30, 2009 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: R.M. DUNCAN SECURITIES, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

501 NORTH UNIVERSITY, SUITE 101
(No. and Street)

LITTLE ROCK	ARKANSAS	72205
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

ROBERT M. RANDOLPH, JR. 501-280-0200
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

ROBERT G. SCHICHTL, II, P.A.
(Name – *if individual, state last, first, middle name*)

817 PARKWAY	CONWAY	ARKANSAS	72034
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, RANDALL M. DUNCAN, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of R.M. DUNCAN SECURITIES, INC., as of JUNE 30, 20 09, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

PRESIDENT

Title

ROY F. SCHICHTL
Faulkner County
My Commission Expires
June 26, 2011

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) XXXXXXXXXXXXXXXXXXXXXXXXX STATEMENT OF CASH FLOWS
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CONTENTS

ROBERT G. SCHICHTL II, PA
CERTIFIED PUBLIC ACCOUNTANTS
817 PARKWAY
CONWAY, AR 72034

PHONE 501-336-8900 FAX 501-336-8771

INDEPENDENT AUDITORS' REPORT

TO THE SHAREHOLDER
R.M. DUNCAN SECURITIES, INC.
LITTLE ROCK, ARKANSAS

WE HAVE AUDITED THE ACCOMPANYING STATEMENTS OF FINANCIAL CONDITION OF R.M. DUNCAN SECURITIES, INC. AS OF JUNE 30, 2009 AND 2008 AND THE RELATED STATEMENTS OF OPERATIONS, CHANGES IN STOCKHOLDERS' EQUITY, AND CASH FLOWS FOR THE YEARS THEN ENDED. THESE FINANCIAL STATEMENTS ARE THE RESPONSIBILITY OF THE COMPANY'S MANAGEMENT. OUR RESPONSIBILITY IS TO EXPRESS AN OPINION ON THESE FINANCIAL STATEMENTS BASED ON OUR AUDITS.

WE CONDUCTED OUR AUDITS IN ACCORDANCE WITH AUDITING STANDARDS GENERALLY ACCEPTED IN THE UNITED STATES OF AMERICA. THOSE STANDARDS REQUIRE THAT WE PLAN AND PERFORM THE AUDIT TO OBTAIN REASONABLE ASSURANCE ABOUT WHETHER THE FINANCIAL STATEMENTS ARE FREE OF MATERIAL MISSTATEMENT. AN AUDIT INCLUDES EXAMINING, ON A TEST BASIS, EVIDENCE SUPPORTING THE AMOUNTS AND DISCLOSURES IN THE FINANCIAL STATEMENTS. AN AUDIT ALSO INCLUDES ASSESSING THE ACCOUNTING PRINCIPLES USED AND SIGNIFICANT ESTIMATES MADE BY MANAGEMENT, AS WELL AS EVALUATING THE OVERALL FINANCIAL STATEMENT PRESENTATION. WE BELIEVE THAT OUR AUDITS PROVIDE A REASONABLE BASIS FOR OUR OPINION.

IN OUR OPINION, THE FINANCIAL STATEMENTS REFERRED TO ABOVE PRESENT FAIRLY, IN ALL MATERIAL RESPECTS, THE FINANCIAL POSITION OF R.M. DUNCAN SECURITIES, INC. AT JUNE 30, 2009 AND 2008, AND THE RESULTS OF ITS OPERATIONS AND ITS CASH FLOWS FOR THE YEARS THEN ENDED, IN CONFORMITY WITH ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN THE UNITED STATES OF AMERICA.

OUR AUDITS WERE MADE FOR THE PURPOSE OF FORMING AN OPINION ON THE FINANCIAL STATEMENTS TAKEN AS A WHOLE. THE INFORMATION CONTAINED IN SCHEDULES I AND II IS PRESENTED FOR PURPOSES OF ADDITIONAL ANALYSIS AND IS NOT A REQUIRED PART OF THE JUNE 30, 2009 FINANCIAL STATEMENTS, BUT IS SUPPLEMENTARY INFORMATION REQUIRED BY RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION. SUCH INFORMATION HAS BEEN SUBJECTED TO THE AUDITING PROCEDURES APPLIED IN OUR AUDIT OF THE JUNE 30, 2009 FINANCIAL STATEMENTS AND, IN OUR OPINION, IS FAIRLY STATED IN ALL MATERIAL RESPECTS IN RELATION TO THE JUNE 30, 2009 FINANCIAL STATEMENTS TAKEN AS A WHOLE.

Robert G. Schichtl II, PA

CERTIFIED PUBLIC ACCOUNTANTS

CONWAY, ARKANSAS
AUGUST 17, 2009

R.M. DUNCAN SECURITIES, INC.
STATEMENTS OF FINANCIAL CONDITION
JUNE 30, 2009 AND 2008

ASSETS

	2009	2008
CASH	$ 79,003	$ 105,726
RECEIVABLES - EMPLOYEE	222	–
- BROKER	7,938	6,703
- RELATED PARTY	50,148	–
SECURITIES OWNED - MARKETABLE AT MARKET VALUE	66,148	132,970
CLEARING DEPOSIT	30,774	30,806
FURNITURE AND FIXTURES, AT COST, LESS ACCUMULATED DEPRECIATION: 2009 $17,638; 2008 $16,599	3,539	4,578
TOTAL ASSETS	$ 237,772	$ 280,783

LIABILITIES AND STOCKHOLDER'S EQUITY

	2009	2008
LIABILITIES		
ACCRUED SALARIES AND PAYROLL TAXES	$ 6,746	$ 1,710
PAYABLE TO BROKER-DEALERS AND CLEARING HOUSE	62,398	134,476
TOTAL LIABILITIES	69,144	136,186
STOCKHOLDER'S EQUITY		
COMMON STOCK, NO PAR VALUE, 1,000 SHARES AUTHORIZED, 100 SHARES ISSUED AND OUTSTANDING	6,000	6,000
ADDITIONAL PAID - IN CAPITAL	12,250	–
RETAINED EARNINGS	150,378	138,597
TOTAL STOCKHOLDER'S EQUITY	168,628	144,597
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 237,772	$ 280,783

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

R.M. DUNCAN SECURITIES, INC.
STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED JUNE 30, 2009 AND 2008

	2009	2008
REVENUES		
COMMISSION INCOME	$ 479,527	$ 808,576
CONSULTING	46,148	52,000
INTEREST INCOME	909	4,775
INVESTMENT ADVISORY FEES	54,341	–
OTHER INCOME	–	35,000
TRADING GAINS (LOSSES)	105,067	99,022
TOTAL REVENUES	685,992	999,373
EXPENSES		
CLEARING EXPENSES	42,752	46,396
COMMISSIONS	232,900	300,480
COMMUNICATIONS	11,714	10,061
DATA SERVICES	28,759	27,357
DEPRECIATION	1,039	1,206
GENERAL AND ADMINISTRATIVE	16,527	51,514
PROFESSIONAL FEES	6,165	5,400
PAYROLL TAXES	24,259	32,871
LICENSING FEES	15,226	37,655
RENT	17,700	19,072
SALARIES	277,170	390,815
OPERATING EXPENSES	674,211	922,827
NET INCOME (LOSS)	$ 11,781	$ 76,546

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

R.M. DUNCAN SECURITIES, INC.
STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEARS ENDED JUNE 30, 2009 AND 2008

	COMMON STOCK	ADDITIONAL PAID-IN CAPITAL	RETAINED EARNINGS (DEFICIT)
BALANCE - JULY 1, 2007	$ 6,000	$ —	$ 231,965
DISTRIBUTIONS	—	—	(169,914)
NET INCOME (LOSS)	—	—	76,546
BALANCE - JUNE 30, 2008	6,000	—	138,597
CAPITAL CONTRIBUTED (WITHDRAWN)	—	12,250	—
NET INCOME (LOSS)	—	—	11,781
BALANCE - JUNE 30, 2009	$ 6,000	$ 12,250	$ 150,378

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

R.M. DUNCAN SECURITIES, INC.
STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED JUNE 30, 2009 AND 2008

	2009	2008
CASH FLOWS FROM OPERATING ACTIVITIES		
NET INCOME (LOSS)	$ 11,781	$ 76,546
ADJUSTMENTS TO RECONCILE NET INCOME (LOSS) TO NET CASH PROVIDED BY OPERATING ACTIVITIES		
DEPRECIATION	1,039	1,206
CHANGES IN ASSETS AND LIABILITIES		
CHANGE IN ACCOUNTS RECEIVABLE	(51,605)	18,867
CHANGE IN CLEARING DEPOSIT	32	67
CHANGE IN SECURITIES OWNED	66,822	304,180
CHANGE IN ACCRUED SALARIES AND PAYROLL TAXES	5,036	(1,471)
CHANGE IN PAYABLE TO BROKER AND CLEARING HOUSE	(72,078)	(265,444)
NET CASH PROVIDED (USED) BY OPERATING ACTIVITIES	(38,973)	133,951
CASH FLOWS FROM FINANCING ACTIVITIES		
CAPITAL CONTRIBUTED (WITHDRAWN)	12,250	(169,914)
NET CASH PROVIDED (USED) BY FINANCING ACTIVITIES	12,250	(169,914)
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(26,723)	(35,963)
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	105,726	141,689
CASH AND CASH EQUIVALENTS AT END OF YEAR	$ 79,003	$ 105,726
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:		
CASH PAID DURING YEAR FOR INTEREST EXPENSE	$ –	$ –

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

R.M. DUNCAN SECURITIES, INC.
NOTES TO FINANCIAL STATEMENTS
JUNE 30, 2009 AND 2008

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a. BUSINESS ENTITY - R.M. DUNCAN SECURITIES, INC. (THE COMPANY) IS A REGISTERED BROKER-DEALER WITH THE SECURITIES AND EXCHANGE COMMISSION. THE COMPANY'S ACTIVITIES INCLUDE DIRECT PARTICIPATION PROGRAMS, RETAILING OF CORPORATE SECURITIES OVER-THE-COUNTER, BROKERING OF U.S. GOVERNMENT SECURITIES, SOLICITING OF INSTITUTIONS AND RETAIL CLIENTS, AND WRITING OF PUTS AND CALLS AS A BROKER. THE COMPANY'S SECURITIES TRANSACTIONS ARE EXECUTED AND CUSTOMER ACCOUNTS ARE CARRIED ON A FULLY DISCLOSED BASIS WITH SOUTHWEST SECURITIES INCORPORATED.

b. CASH AND CASH EQUIVALENTS - FOR THE PURPOSES OF THE STATEMENT OF CASH FLOWS, THE COMPANY CONSIDERS ALL CERTIFICATES OF DEPOSIT AND ALL LIQUID CASH INVESTMENTS WITH ORIGINAL MATURITIES OF LESS THAN THREE MONTHS TO BE CASH EQUIVALENTS.

c. SECURITIES TRANSACTIONS - PROPRIETARY SECURITIES TRANSACTIONS IN REGULAR WAY TRADES ARE RECORDED ON THE TRADE DATE, AS IF THEY HAD SETTLED. PROFIT AND LOSS ARISING FROM ALL SECURITIES TRANSACTIONS ENTERED INTO FOR THE ACCOUNT AND RISK OF THE COMPANY ARE RECORDED ON A TRADE DATE BASIS. CUSTOMERS' SECURITIES TRANSACTIONS AND THE RELATED COMMISSION INCOME AND EXPENSES ARE REPORTED ON A TRADE DATE BASIS.

MARKETABLE SECURITIES ARE VALUED AT MARKET VALUE, AND SECURITIES NOT READILY MARKETABLE ARE VALUED AT FAIR VALUE AS DETERMINED BY MANAGEMENT.

d. FURNITURE AND FIXTURES - FURNITURE AND FIXTURES ARE STATED AT COST. DEPRECIATION IS PROVIDED USING THE STRAIGHT - LINE METHOD OVER THE ESTIMATED USEFUL LIVES OF THE ASSETS.

e. INCOME TAXES - THE COMPANY, WITH THE CONSENT OF ITS STOCKHOLDER, HAS ELECTED UNDER THE INTERNAL REVENUE CODE AND THE ARKANSAS STATE INCOME TAX LAWS TO BE AN S CORPORATION. IN LIEU OF CORPORATION INCOME TAXES, THE STOCKHOLDER OF AN S CORPORATION IS TAXED ON HIS/HER PROPORTIONATE SHARE OF THE COMPANY'S TAXABLE INCOME. THEREFORE, NO PROVISION OR LIABILITY FOR FEDERAL OR STATE INCOME TAXES HAS BEEN INCLUDED IN THE FINANCIAL STATEMENTS.

f. ACCOUNTS RECEIVABLE - UNCOLLECTABLE ACCOUNTS RECEIVABLE ARE CHARGED DIRECTLY AGAINST EARNINGS WHEN THEY ARE DETERMINED TO BE UNCOLLECTABLE. USE OF THIS METHOD DOES NOT RESULT IN A MATERIAL DIFFERENCE FROM THE VALUATION METHOD REQUIRED BY GENERALLY ACCEPTED ACCOUNTING PRINCIPLES.

g. CLEARING DEPOSIT - THE COMPANY HAS PLACED A $30,000 CLEARING DEPOSIT WITH SOUTHWEST SECURITIES INCORPORATED WHICH IS FULLY REFUNDABLE TO THE COMPANY SHOULD IT CLOSE THE CLEARING ACCOUNT.

h. USE OF ESTIMATES - THE PREPARATION OF FINANCIAL STATEMENTS IN CONFORMITY WITH GENERALLY ACCEPTED ACCOUNTING PRINCIPLES REQUIRES MANAGEMENT TO MAKE ESTIMATES AND ASSUMPTIONS THAT AFFECT THE REPORTED AMOUNTS OF ASSETS AND LIABILITIES AND DISCLOSURE OF CONTINGENT ASSETS AND LIABILITIES AT THE DATE OF THE FINANCIAL STATEMENTS AND THE REPORTED AMOUNTS OF REVENUES AND EXPENSES DURING THE REPORTING PERIOD. ACTUAL RESULTS COULD DIFFER FROM THOSE ESTIMATES.

(CONTINUED)

R.M. DUNCAN SECURITIES, INC.
NOTES TO FINANCIAL STATEMENTS
JUNE 30, 2009 AND 2008

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

i. CONCENTRATIONS OF CREDIT RISK - FINANCIAL INSTRUMENTS THAT POTENTIALLY EXPOSE THE ORGANIZATION TO CONCENTRATIONS OF CREDIT RISK ARE CASH EQUIVALENTS. CASH EQUIVALENTS ARE MAINTAINED AT HIGH-QUALITY FINANCIAL INSTITUTIONS AND CREDIT EXPOSURE IS LIMITED TO ANY ONE INSTITUTION. THE ORGANIZATION HAS NOT EXPERIENCED ANY LOSSES ON ITS CASH EQUIVALENTS. THE COMPANY IS ENGAGED IN VARIOUS TRADING AND BROKERAGE ACTIVITIES IN WHICH COUNTERPARTIES PRIMARILY INCLUDE BROKER-DEALERS, BANKS, AND OTHER FINANCIAL INSTITUTIONS. IN THE EVENT COUNTERPARTIES DO NOT FULFILL THEIR OBLIGATIONS, THE COMPANY MAY BE EXPOSED TO RISK. THE RISK OF DEFAULT DEPENDS ON THE CREDITWORTHINESS OF THE COUNTERPARTY OR ISSUER OF THE INSTRUMENT. IT IS THE COMPANY'S POLICY TO REVIEW, AS NECESSARY, THE CREDIT STANDING OF EACH COUNTERPARTY.

j. RECLASSIFICATION - CERTAIN 2008 AMOUNTS HAVE BEEN RECLASSIFIED TO CONFORM TO THE 2009 PRESENTATION.

2. RECEIVABLES FROM AND PAYABLES TO BROKER AND CLEARING HOUSE

AMOUNTS RECEIVABLE FROM AND PAYABLE TO BROKER-DEALERS AND CLEARING HOUSE AT JUNE 30, 2009 AND 2008 CONSIST OF THE FOLLOWING:

	RECEIVABLE	PAYABLE
AT JUNE 30, 2009:		
PAYABLE TO CLEARING HOUSE	$ -	$ 61,603
RECEIVABLE FROM CLEARING HOUSE	7,938	-
FEES COMMISSIONS RECEIVABLE/PAYABLE	-	795
TOTALS	$ 7,938	$ 62,398
AT JUNE 30, 2008:		
PAYABLE TO CLEARING HOUSE	$ -	$ 132,905
RECEIVABLE FROM CLEARING HOUSE	6,703	-
FEES COMMISSIONS RECEIVABLE/PAYABLE	-	1,571
TOTALS	$ 6,703	$ 134,476

THE COMPANY CLEARS CERTAIN OF ITS PROPRIETARY AND CUSTOMER TRANSACTIONS THROUGH ANOTHER BROKER-DEALER ON A FULLY DISCLOSED BASIS. THE AMOUNT PAYABLE TO THE CLEARING HOUSE RELATES TO THE AFOREMENTIONED TRANSACTIONS AND IS COLLATERILZED BY SECURITIES OWNED BY THE COMPANY.

R.M. DUNCAN SECURITIES, INC.
NOTES TO FINANCIAL STATEMENTS
JUNE 30, 2009 AND 2008

3. SECURITIES OWNED

FAIR VALUE MEASUREMENT

FASB STATEMENT NO. 157 DEFINES FAIR VALUE, ESTABLISHES A FRAMEWORK FOR MEASURING FAIR VALUE, AND ESTABLISHES A FAIR VALUE HIERARCHY WHICH PRIORITIZES THE INPUTS TO VALUATION TECHNIQUES. FAIR VALUE IS THE PRICE THAT WOULD BE RECEIVED TO SELL AN ASSET OR PAID TO TRANSFER A LIABILITY IN AN ORDERLY TRANSACTION BETWEEN MARKET PARTICIPANTS AT THE MEASUREMENT DATE. A FAIR VALUE MEASUREMENT ASSUMES THAT THE TRANSACTION TO SELL THE ASSET OR TRANSFER THE LIABILITY OCCURS IN THE PRINCIPAL MARKET FOR THE ASSET OR LIABILITY OR, IN THE ABSENCE OF A PRINCIPAL MARKET, THE MOST ADVANTAGEOUS MARKET. VALUATION TECHNIQUES THAT ARE CONSISTENT WITH THE MARKET, INCOME OR COST APPROACH, AS SPECIFIED BY FASB STATEMENT NO. 157, ARE USED TO MEASURE FAIR VALUE.

THE FAIR VALUE HIERARCHY PRIORITIZES THE INPUTS TO VALUATION TECHNIQUES USED TO MEASURE FAIR VALUE INTO THREE BROAD LEVELS:

LEVEL 1 INPUTS ARE QUOTED PRICES (UNADJUSTED) IN ACTIVE MARKETS FOR IDENTICAL ASSETS OR LIABILITIES THE COMPANY HAS THE ABILITY TO ACCESS.

LEVEL 2 INPUTS ARE INPUTS (OTHER THAN QUOTED PRICES INCLUDED WITHIN LEVEL 1) THAT ARE OBSERVABLE FOR THE ASSET OR LIABILITY, EITHER DIRECTLY OR INDIRECTLY.

LEVEL 3 ARE UNOBSERVABLE INPUTS FOR THE ASSET OR LIABILITY AND RELY ON MANAGEMENT'S OWN ASSUMPTIONS ABOUT THE ASSUMPTIONS THAT MARKET PARTICIPANTS WOULD USE IN PRICING THE ASSET OR LIABILITY. (THE UNOBSERVABLE INPUTS SHOULD BE DEVELOPED BASED ON THE BEST INFORMATION AVAILABLE IN THE CIRCUMSTANCES AND MAY INCLUDE THE COMPANY'S OWN DATA.)

THE FOLLOWING TABLE PRESENTS THE COMPANY'S FAIR VALUE HIERARCHY FOR THOSE ASSETS AND LIABILITIES MEASURED AT FAIR VALUE ON A RECURRING BASIS AS OF JUNE 30, 2009 AND 2008.

FAIR VALUE MEASUREMENTS ON A RECURRING BASIS
AS OF JUNE 30, 2009

	LEVEL 1	LEVEL 2	LEVEL 3	TOTAL
ASSETS				
FINANCIAL INSTRUMENTS OWNED				
STATE AND MUNICIPAL OBLIGATIONS	$ 36,735	$ -	$ -	$ 36,735
CORPORATE BONDS	29,413	-	-	29,413
TOTALS	$ 66,148	$ -	$ -	$ 66,148

FAIR VALUE MEASUREMENTS ON A RECURRING BASIS
AS OF JUNE 30, 2008

	LEVEL 1	LEVEL 2	LEVEL 3	TOTAL
ASSETS				
FINANCIAL INSTRUMENTS OWNED				
STATE AND MUNICIPAL OBLIGATIONS	$ 50	$ -	$ -	$ 50
CORPORATE BONDS	132,920	-	-	132,920
TOTALS	$ 132,970	$ -	$ -	$ 132,970

R.M. DUNCAN SECURITIES, INC.
NOTES TO FINANCIAL STATEMENTS
JUNE 30, 2009 AND 2008

4. NET CAPITAL REQUIREMENT

THE COMPANY IS REQUIRED TO MAINTAIN MINIMUM NET CAPITAL AS DEFINED UNDER RULE 15c3-1 OF THE SECURITIES EXCHANGE ACT OF 1934 AND RELATED REGULATIONS. THE COMPANY USES THE AGGREGATE INDEBTEDNESS METHOD WHICH REQUIRES A BROKER-DEALER TO MAINTAIN MINIMUM NET CAPITAL OF 6-2/3% OF AGGREGATE INDEBTEDNESS OR $100,000, WHICHEVER IS GREATER, AND ALSO REQUIRES THAT THE RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL NOT EXCEED 15 TO 1. NET CAPITAL (AS DEFINED) AT JUNE 30, 2009 AND 2008 WAS $160,241 AND $134,741, RESPECTIVELY, AND THE COMPANY'S AGGREGATE INDEBTEDNESS TO NET CAPITAL RATIO WAS .43 TO 1 AND 1 TO 1, RESPECTIVELY.

5. RELATED PARTY TRANSACTIONS

THE PRESIDENT / SHAREHOLDER OF R.M. DUNCAN SECURITIES, INC. SERVES AS PRESIDENT OF A CORPORATION CALLED THE EMINENCE MANAGEMENT CORPORATION. THE COMPANY EARNED GROSS COMMISSIONS OF $30 AND $585 IN 2009 AND 2008, RESPECTIVELY, ON TRADES EXECUTED FOR THIS CORPORATION. ALSO, THE COMPANY RENTED OFFICE SPACE FROM THIS CORPORATION. THE COMPANY PAID $-0- AND $16,122 IN 2009 AND 2008, RESPECTIVELY, FOR RENT TO THIS CORPORATION.

THE PRESIDENT / SHAREHOLDER OF R.M. DUNCAN SECURITIES, INC. SERVES AS GENERAL PARTNER OF EMINENCE INVESTORS, LLLP. THE COMPANY EARNED GROSS COMMISSIONS OF $11,473 AND $8,555 IN 2009 AND 2008, RESPECTIVELY, ON TRADES EXECUTED FOR THIS PARTNERSHIP. ALSO, THE COMPANY RECEIVED COMMISSIONS OF $59,151 AND $467,760 IN 2009 AND 2008, RESPECTIVELY, FOR THE PRIVATE PLACEMENT OF THE PARTNERSHIP OF WHICH $43,200 IS INCLUDED IN ACCOUNTS RECEIVABLE - RELATED PARTY AS OF JUNE 30, 2009.

THE COMPANY PERFORMS VARIOUS CONSULTING SERVICES FOR R.M. DUNCAN CAPITAL MANAGEMENT CORPORATION AN AFFILIATED CORPORATION. THE COMPANY EARNED $46,148 AND $52,000 IN 2009 AND 2008, RESPECTIVELY, FOR THESE SERVICES OF WHICH $6,948 IS INCLUDED IN ACCOUNTS RECEIVABLE - RELATED PARTY AS OF JUNE 30, 2009. THE COMPANY EARNED GROSS COMMISSIONS OF $50 IN 2008 ON TRADES EXECUTED FOR THIS CORPORATION.

THE COMPANY RENTED OFFICE SPACE FROM THE PRESIDENT / SHAREHOLDER OF R.M. DUNCAN SECURITIES, INC. THE COMPANY PAID $17,700 AND $2,950 IN 2009 AND 2008, RESPECTIVELY, FOR RENT TO THIS SHAREHOLDER.

THE COMPANY EARNED GROSS COMMISSIONS OF $2,306 AND $13,040 IN 2009 AND 2008, RESPECTIVELY, ON TRADES EXECUTED FOR RELATIVES OF OFFICERS OF THE CORPORATION AND OTHER RELATED ENTITIES.

6. COMMITMENTS

THE TOTAL RENT EXPENSE FOR THE YEARS ENDED JUNE 30, 2009 AND 2008, WAS $17,700 AND $19,072, RESPECTIVELY. THE RENTAL AGREEMENT RUNS FROM YEAR TO YEAR EXPIRING IN MAY.

THE FOLLOWING IS A SCHEDULE OF FUTURE MINIMUM RENTAL PAYMENTS UNDER NON-CANCELABLE OPERATING LEASES AS OF JUNE 30, 2009:

JUNE 30, 2010	$ 16,225
	$ 16,225

R.M. DUNCAN SECURITIES, INC.
NOTES TO FINANCIAL STATEMENTS
JUNE 30, 2009 AND 2008

7. MAJOR CUSTOMER

REVENUE FROM ONE CUSTOMER APPROXIMATED $70,624 OR 10% OF TOTAL REVENUES FOR THE YEAR ENDED JUNE 30, 2009 OF WHICH $43,200 IS INCLUDED IN ACCOUNTS RECEIVABLE - RELATED PARTY AT JUNE 30, 2009. LIKEWISE, REVENUE FROM ONE CUSTOMER APPROXIMATED $476,315 OR 47% OF TOTAL REVENUE FOR THE YEAR ENDED JUNE 30, 2008.

R.M. DUNCAN SECURITIES, INC.
SCHEDULE I - COMPUTATION OF NET CAPITAL REQUIREMENT
PURSUANT TO RULE 15c3-1
JUNE 30, 2009

NET CAPITAL

TOTAL STOCKHOLDER'S EQUITY FROM STATEMENT OF FINANCIAL CONDITION		$ 168,628
TOTAL CAPITAL		168,628
DEDUCT NONALLOWABLE ASSETS *		3,761
NET CAPITAL BEFORE HAIRCUTS ON SECURITIES POSITIONS		164,867
HAIR CUTS ON SECURITIES:		
OTHER SECURITIES		4,626
NET CAPITAL		160,241
* NONALLOWABLE ASSETS:		
RECEIVABLES FROM EMPLOYEE	$ 222	
FURNITURE AND FIXTURES	3,539	
	$ 3,761	
MINIMUM NET CAPITAL REQUIRED (6-2/3% OF TOTAL AGGREGATE INDEBTEDNESS)		$ 4,557
MINIMUM DOLLAR NET CAPITAL REQUIREMENT		$ 100,000
NET CAPITAL REQUIREMENT		$ 100,000
EXCESS NET CAPITAL		$ 60,241
EXCESS NET CAPITAL AT 1000% (NET CAPITAL LESS 10% AGGREGATE INDEBTEDNESS)		$ 153,406
TOTAL AGGREGATE INDEBTEDNESS LIABILITIES FROM STATEMENT OF FINANCIAL CONDITION		$ 68,349
RATIO: AGGREGATE INDEBTEDNESS TO NET CAPITAL		0.43

THERE WERE NO DIFFERENCES BETWEEN THE ABOVE COMPUTATION AND THE COMPANY'S CORRESPONDING FOCUS FORM X-17A-5, PART IIA FILING DATED JULY 24, 2009.

SEE INDEPENDENT AUDITORS' REPORT.

R.M. DUNCAN SECURITIES, INC.
SCHEDULE II-EXEMPTIVE PROVISION UNDER RULE 15c3-3
JUNE 30, 2009

AN EXEMPTION FROM RULE 15c3-3 IS CLAIMED UNDER SECTION (k)(2)(g). ALL CUSTOMER TRANSACTIONS ARE CLEARED THROUGH ANOTHER BROKER-DEALER ON A FULLY DISCLOSED BASIS.

NAME OF CLEARING FIRM: **SOUTHWEST SECURITIES INCORPORATED**

SEE INDEPENDENT AUDITORS' REPORT.

ROBERT G. SCHICHTL II, PA
CERTIFIED PUBLIC ACCOUNTANTS
817 PARKWAY
CONWAY, AR 72034

PHONE 501-336-8900 **FAX 501-336-8771**

INDEPENDENT AUDITORS' SUPPLEMENTARY
REPORT ON INTERNAL CONTROL

TO THE SHAREHOLDER'S
R.M. DUNCAN SECURITIES, INC.
LITTLE ROCK, ARKANSAS

IN PLANNING AND PERFORMING OUR AUDIT OF THE FINANCIAL STATEMENTS OF R.M. DUNCAN SECURITIES, INC., AS OF AND FOR THE YEAR ENDED JUNE 30, 2009, IN ACCORDANCE WITH AUDITING STANDARDS GENERALLY ACCEPTED IN THE UNITED STATES OF AMERICA, WE CONSIDERED THE COMPANY'S INTERNAL CONTROL OVER FINANCIAL REPORTING (INTERNAL CONTROL) AS A BASIS FOR DESIGNING OUR AUDITING PROCEDURES FOR THE PURPOSE OF EXPRESSING OUR OPINION ON THE FINANCIAL STATEMENTS, BUT NOT FOR THE PURPOSE OF EXPRESSING AN OPINION ON THE EFFECTIVENESS OF THE COMPANY'S INTERNAL CONTROL. ACCORDINGLY, WE DO NOT EXPRESS AN OPINION ON THE EFFECTIVENESS OF THE COMPANY'S INTERNAL CONTROL.

ALSO, AS REQUIRED BY RULE 17a-5(g)(1) OF THE SECURITIES AND EXCHANGE COMMISSION (SEC), WE HAVE MADE A STUDY OF THE PRACTICES AND PROCEDURES FOLLOWED BY THE COMPANY INCLUDING CONSIDERATION OF CONTROL ACTIVITIES FOR SAFEGUARDING SECURITIES. THIS STUDY INCLUDED TESTS OF SUCH PRACTICES AND PROCEDURES THAT WE CONSIDERED RELEVANT TO THE OBJECTIVES STATED IN RULE 17a-5(g) IN MAKING THE PERIODIC COMPUTATIONS OF AGGREGATE INDEBTEDNESS (OR AGGREGATE DEBITS) AND NET CAPITAL UNDER RULE 17a-3(a)(11) AND FOR DETERMINING COMPLIANCE WITH THE EXEMPTIVE PROVISIONS OF RULE 15c3-3. BECAUSE THE COMPANY DOES NOT CARRY SECURITIES ACCOUNTS FOR CUSTOMERS OR PERFORM CUSTODIAL FUNCTIONS RELATING TO CUSTOMER SECURITIES, WE DID NOT REVIEW THE PRACTICES AND PROCEDURES FOLLOWED BY THE COMPANY IN ANY OF THE FOLLOWING:

1. MAKING QUARTERLY SECURITIES EXAMINATIONS, COUNTS, VERIFICATIONS, AND COMPARISONS AND RECORDATION OF DIFFERENCES REQUIRED BY RULE 17a-13

2. COMPLYING WITH THE REQUIREMENTS FOR PROMPT PAYMENT FOR SECURITIES UNDER SECTION 8 OF FEDERAL RESERVE REGULATION T OF THE BOARD OF GOVERNORS OF THE FEDERAL RESERVE SYSTEM

THE MANAGEMENT OF THE COMPANY IS RESPONSIBLE FOR ESTABLISHING AND MAINTAINING INTERNAL CONTROL AND THE PRACTICES AND PROCEDURES REFERRED TO IN THE PRECEDING PARAGRAPH. IN FULFILLING THIS RESPONSIBILITY, ESTIMATES AND JUDGMENTS BY MANAGEMENT ARE REQUIRED TO ASSESS THE EXPECTED BENEFITS AND RELATED COSTS OF CONTROLS AND OF THE PRACTICES AND PROCEDURES REFERRED TO IN THE PRECEDING PARAGRAPH AND TO ASSESS WHETHER THOSE PRACTICES AND PROCEDURES CAN BE EXPECTED TO ACHIEVE THE SEC'S ABOVE-MENTIONED OBJECTIVES. TWO OF THE OBJECTIVES OF INTERNAL CONTROL AND THE PRACTICES AND PROCEDURES ARE TO PROVIDE MANAGEMENT WITH REASONABLE BUT NOT ABSOLUTE ASSURANCE THAT ASSETS FOR WHICH THE COMPANY HAS RESPONSIBILITY ARE SAFEGUARDED AGAINST LOSS FROM UNAUTHORIZED USE OR DISPOSITION AND THAT TRANSACTIONS ARE EXECUTED IN ACCORDANCE WITH MANAGEMENT'S AUTHORIZATION AND RECORDED PROPERLY TO PERMIT THE PREPARATION OF FINANCIAL STATEMENTS IN CONFORMITY WITH GENERALLY ACCEPTED ACCOUNTING PRINCIPLES. RULE 17a-5(g) LISTS ADDITIONAL OBJECTIVES OF THE PRACTICES AND PROCEDURES LISTED IN THE PRECEDING PARAGRAPH.

BECAUSE OF INHERENT LIMITATIONS IN INTERNAL CONTROL AND THE PRACTICES AND PROCEDURES REFERRED TO ABOVE, ERROR OR FRAUD MAY OCCUR AND NOT BE DETECTED. ALSO, PROJECTION OF ANY EVALUATION OF THEM TO FUTURE PERIODS IS SUBJECT TO THE RISK THAT THEY MAY BECOME INADEQUATE BECAUSE OF CHANGES IN CONDITIONS OR THAT THE EFFECTIVENESS OF THEIR DESIGN AND OPERATION MAY DETERIORATE.

A CONTROL DEFICIENCY EXISTS WHEN THE DESIGN OR OPERATION OF A CONTROL DOES NOT ALLOW MANAGEMENT OR EMPLOYEES, IN THE NORMAL COURSE OF PERFORMING THEIR ASSIGNED FUNCTIONS, TO PREVENT OR DETECT MISSTATEMENTS ON A TIMELY BASIS. A SIGNIFICANT DEFICIENCY IS A CONTROL DEFICIENCY, OR COMBINATION OF CONTROL DEFICIENCIES, THAT ADVERSELY AFFECTS THE ENTITY'S ABILITY TO INITIATE, AUTHORIZE, RECORD, PROCESS, OR REPORT FINANCIAL DATA RELIABLY IN ACCORDANCE WITH GENERALLY ACCEPTED ACCOUNTING PRINCIPLES SUCH THAT THERE IS MORE THAN A REMOTE LIKELIHOOD THAT A MISSTATEMENT OF THE ENTITY'S FINANCIAL STATEMENTS THAT IS MORE THAN INCONSEQUENTIAL WILL NOT BE PREVENTED OR DETECTED BY THE ENTITY'S INTERNAL CONTROL.

A MATERIAL WEAKNESS IS A SIGNIFICANT DEFICIENCY, OR COMBINATION OF SIGNIFICANT DEFICIENCIES, THAT RESULTS IN MORE THAN A REMOTE LIKELIHOOD THAT A MATERIAL MISSTATEMENT OF THE FINANCIAL STATEMENTS WILL NOT BE PREVENTED OR DETECTED BY THE ENTITY'S INTERNAL CONTROL.

OUR CONSIDERATION OF INTERNAL CONTROL WAS FOR THE LIMITED PURPOSE DESCRIBED IN THE FIRST AND SECOND PARAGRAPHS AND WOULD NOT NECESSARILY IDENTIFY ALL DEFICIENCIES IN INTERNAL CONTROL THAT MIGHT BE MATERIAL WEAKNESSES. WE DID NOT IDENTIFY ANY DEFICIENCIES IN INTERNAL CONTROL AND CONTROL ACTIVITIES FOR SAFEGUARDING SECURITIES THAT WE CONSIDER TO BE MATERIAL WEAKNESSES, AS DEFINED ABOVE. HOWEVER, WE IDENTIFIED CERTAIN DEFICIENCIES IN INTERNAL CONTROL THAT WE CONSIDER TO BE SIGNIFICANT DEFICIENCIES AND COMMUNICATED THEM IN WRITING TO MANAGEMENT AND THOSE CHARGED WITH GOVERNANCE ON AUGUST 17, 2009.

SINCE THE COMPANY IS SMALL, ESSENTIALLY ALL OF ITS OPERATIONAL AND RECORD-KEEPING PROCEDURES ARE PERFORMED BY ONE INDIVIDUAL. CONSEQUENTLY, THE SEGREGATION OF DUTIES WHICH IS NORMALLY REQUIRED FOR EFFECTIVE INTERNAL CONTROL IS NOT ACHIEVABLE. THE COMPANY HAS NO PLANS TO CHANGE OPERATIONAL AND RECORD-KEEPING PROCEDURES UNTIL JUSTIFIED BY FUTURE GROWTH.

THIS CONDITION WAS CONSIDERED IN DETERMINING THE NATURE, TIMING, AND EXTENT OF THE AUDIT TESTS APPLIED IN OUR EXAMINATION OF THE FINANCIAL STATEMENTS, AND THIS REPORT DOES NOT AFFECT OUR REPORT ON THOSE FINANCIAL STATEMENTS DATED AUGUST 17, 2009.

WE UNDERSTAND THAT PRACTICES AND PROCEDURES THAT ACCOMPLISH THE OBJECTIVES REFERRED TO IN THE SECOND PARAGRAPH OF THIS REPORT ARE CONSIDERED BY THE SEC TO BE ADEQUATE FOR ITS PURPOSES IN ACCORDANCE WITH THE SECURITIES EXCHANGE ACT OF 1934 AND RELATED REGULATIONS, AND THAT PRACTICES AND PROCEDURES THAT DO NOT ACCOMPLISH SUCH OBJECTIVES IN ALL MATERIAL RESPECTS INDICATE A MATERIAL INADEQUACY FOR SUCH PURPOSES. BASED ON THIS UNDERSTANDING AND ON OUR STUDY, WE BELIEVE THAT THE COMPANY'S PRACTICES AND PROCEDURES, AS DESCRIBED IN THE SECOND PARAGRAPH OF THIS REPORT, WERE ADEQUATE AT JUNE 30, 2009, TO MEET THE SEC'S OBJECTIVES.

THIS REPORT IS INTENDED SOLELY FOR THE INFORMATION AND USE OF THE BOARD OF DIRECTORS, MANAGEMENT, THE SECURITIES AND EXCHANGE COMMISSION, THE FINANCIAL INDUSTRY REGULATORY AUTHORITY, AND OTHER REGULATORY AGENCIES THAT RELY ON RULE 17a-5(g) UNDER THE SECURITIES EXCHANGE ACT OF 1934 IN THEIR REGULATION OF REGISTERED BROKERS AND DEALERS, AND IS NOT INTENDED TO BE AND SHOULD NOT BE USED BY ANYONE OTHER THAN THESE SPECIFIED PARTIES.

Robert D Schuchter II, PA

CERTIFIED PUBLIC ACCOUNTANTS

CONWAY, ARKANSAS
AUGUST 17, 2009

R.M. DUNCAN SECURITIES, INC.

FINANCIAL STATEMENTS
AND
ADDITIONAL INFORMATION

JUNE 30, 2009 AND 2008

(CONFIDENTIAL)